The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

April 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Blackstar Enterprise Group, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed February 13, 2023
File No. 333-257978

Dear Ms. Livingston:

This letter is submitted by legal counsel to Blackstar Enterprise Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 9, 2023 relating to Amendment No. 7 to the Registration Statement on Form S-1 submitted to the Commission on February 13, 2023 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 8 (“Amendment No. 8”) to the Registration Statement. Amendment No. 8 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 8.

Amendment to Form S-1 filed February 13, 2023

General
1.	We note your response to comment 1, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any crypto assets that you may develop in the future or that you may support or facilitate the development of in the future.

ANSWER: We acknowledge and understand your comment.

2.	Please update your financial statements and related financial information throughout to provide audited financial statements for the fiscal year ended December 31, 2022.

ANSWER: We have inserted audited financial statements for the year ended December 31, 2022 as pages F-1 through F-23.

Executive and Director's Compensation, page 60

3.	Please update to include compensation disclosure for the latest fiscal year end.

ANSWER: We have updated Executive and Director’s Compensation tables pages 57 and 58.

******

We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Christen Lambert, counsel to the Company, at (919) 473-9130.

Sincerely,

/s/ Christen Lambert

Christen Lambert

2